

Mail Stop 7010

February 12, 2007

via U.S. mail and facsimile

Mr. Leroy M. Ball
Chief Financial Officer
Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717

> **RE:** **Calgon Carbon Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **Filed December 13, 2006**
> **File No. 001-10776**

Dear Mr. Ball:

We have reviewed your response letter dated January 16, 2007 to our letter dated November 29, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Consolidated Statements of Income and Comprehensive Income, page 16

1. We have reviewed your response to our prior comment 5, as well as attachment (j) in your response to our letter dated November 29, 2006. You have responded that your service revenues made up approximately 8.4% in 2005 and 7.0% in

2004 of your total net revenue and therefore you do not believe that you meet the 10% criteria of Item 5-03 of Regulation S-X. In consideration of your consolidated sales summary by segment and subsegment for the fourth quarter, contained in attachment (j), it appears that your service subsegment makes up 33.5% and 32.2% of your fourth quarter consolidated net sales for 2005 and 2004, respectively. Based on the information contained in this attachment, it would appear that service revenue would represent greater than 10% of your consolidated net sales. Please explain this apparent discrepancy to us. In addition, please explain to us the difference in business operations between your carbon and service subsegments.

2. We note your response to prior comment 8. In future filings, please expand your critical accounting policies to discuss the following regarding your goodwill impairment tests:
   - The name of each reporting unit.
   - The amount of goodwill at each reporting unit at each balance sheet date.
   - The estimated fair value and the carrying amount of each reporting unit for each balance sheet date. If there is a downward trend in the amount of headroom between the fair value and the carrying value of certain reporting units, please highlight this trend.
   - Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for each of your reporting units.
   - The basis for each of your assumptions. If a significant assumption has changed (i.e. validity of a patent), please also disclose this change and the effect, if material, on the headroom of the respective reporting unit.
   - Uncertainties and risks of change in your assumptions.
   - A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

9. Borrowing Arrangements, page 26

3. We have reviewed your response to our prior comment 9. It remains unclear as to whether you would have breached the covenant compliance requirement at December 31, 2005, had you not received a waiver of the requirements as of this date. If so, it would appear that your fact pattern is more similar to scenario four of EITF 86-30, which would require short-term classification of your debt at December 31, 2005, if you deemed it probable that you would fail the requirements at a subsequent date. However, we note that this credit facility is no longer outstanding, as you used the proceeds of newly issued convertible notes to repay your debt under your previous revolving facility in the third quarter of 2006. As such, we have no further comment regarding the classification of your debt at December 31, 2005. However, in future filings, to the extent applicable, please ensure that you disclose in your MD&A the nature of the covenant

compliance requirements, whether you are in compliance with these requirements as of the balance sheet date, whether a violation of the requirements is reasonably possible in future periods, the effect of a violation on your liquidity and your balance sheet classification, and any uncertainties in your assumptions if you do not believe that a breach is reasonably possible in future periods.

14. Benefit for Income Taxes, page 35

4. We note your response to prior comment 10. In future filings, please expand your critical accounting policies to discuss why you believe your net deferred tax asset as of your balance sheet date is realizable, despite your history of pre-tax book losses. In this regard, please address the following:
   - Your view that your history of pre-tax book losses should be normalized to cumulative income over the past three years and why.
   - The extent to which the reversal of the temporary taxable differences associated with your deferred tax liabilities supports the realization of your deferred tax assets.
   - The nature of your tax planning strategies and the extent to which these strategies support the realization of your deferred tax assets.
   - Your assumption regarding market growth after 2010, the uncertainties associated with this assumption, and the extent to which your reliance on this assumption supports the realization of your deferred tax assets.

5. In addition, please expand your critical accounting policies to discuss the nature of your tax contingencies and material changes to your accruals for your tax contingencies, as well as any uncertainties related to the amounts accrued.

21. Segment Information, page 40

6. We have reviewed your response to our prior comment 11. You have responded that attachment (j) is a selection of what Mr. Stanik receives for review each month. Please confirm that attachment (j) is a complete package that Mr. Stanik receives. If it is only a portion of what he receives, please provide us with the complete package as of December 31, 2005.

   In addition, we note that the information that you provided to us in attachment (j) only includes financial information for either the fourth quarter or December 2005. In our prior comment, we requested an analysis that included historical information (i.e. at a minimum, 2003, 2004, 2005, and 2006). Therefore, we repeat our prior comment 11 to provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful to help us understand how these operations are economically similar. In this analysis, please separately provide us with the above information by product by geography (i.e. Americas – Carbon, Americas – Service, Americas – Equipment, etc.). Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Please also be advised that based on your response to the above, we may have further comments regarding your determination of your reporting units for goodwill impairment testing purposes.

7. In future filings, please disclose your revenues by product, as required by paragraph 37 of SFAS 131.

Form 10-Q for the Quarterly Period Ended September 30, 2006

8. We note you issued convertible debt in the third quarter of 2006. Please tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the debt conversion feature for your convertible debt represents an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. As part of your response, please tell us your consideration of your registration rights agreement. Please also refer us to the applicable filing on EDGAR which includes your convertible debt agreement.

9. If you determine that the conversion feature does not require accounting under SFAS 133, please tell us your consideration of EITF 98-5 and EITF 00-27 regarding the accounting of a beneficial conversion feature.

10. Please also provide us with a thorough analysis of all other provisions of your convertible debenture instrument in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives pursuant to SFAS 133. For embedded derivatives identified through this analysis, please provide us with an analysis of their accounting treatment pursuant to SFAS 133 and EITF 00-19.

11. On page 31 of your Form 10-Q for the quarter ended September 30, 2006, you state that the decrease in cash flows from operations is primarily due to cash generated from discontinued operations. Please tell us the amounts and where you have classified the cash flows from the operating, investing, and financing activities of your discontinued operations in your statement of cash flows for each period presented in your 2005 Form 10-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah, Assistant Chief Accountant, at (202) 551-3255, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief